Exhibit 99.1

Total Loss Absorbing Capacity (TLAC)

2019 Transitional TLAC requirements[1] and availability as of Q1 2018



G-SIB buffer
Capital Conservation buffer
2.0%
2.5%
Additional TLAC requirement
8.0%
Tier 2
2.0%
AT1
1.5%
CET1
4.5%
16% TLAC requirement
€ 73bn
20.5% (of € 354bn)
RWA-based requirement
€ 85bn
6.0% (of € 1,409bn)
Leverage-based requirement
€ 124bn
62bn
0.6bn
15bn
47bn
Plain-vanilla senior debt(2)
TLAC adjust-ments(3)
AT1/T2(4)
CET1(4)
Estimated available TLAC

DB has TLAC of 35% of RWA or 9% of Leverage Exposure – **€ 40bn above 2019 leverage-based requirement**

- With German legislation ranking plain-vanilla senior debt below other senior liabilities in case of insolvency since January 2017, DB's large outstanding portfolio of plain-vanilla senior debt provides significant TLAC capacity
- Minimum requirements for eligible liabilities (MREL) for EU banks are likely to be set within Q2 2018

Note: Figures may not sum due to rounding differences
(1) Based on final FSB term sheet requirements: higher of 16%/18% RWAs (plus buffers) and 6%/6.75% of leverage exposure from 2019/2022; disclosure aligned to March 2017 Basel Committee enhanced Pillar 3 disclosure standard; EU rules still to be finalized
(2) IFRS carrying value incl. hedge accounting effects; incl. all senior debt > 1 year (incl. callable bonds, Schuldscheine, other domestic registered issuance); excludes legacy non-EU law bonds
(3) Exclusion of T2 instruments with maturity <1 year; add-back of regulatory maturity haircut for T2 instruments with maturity > 1 year; G-SIB TLAC holding deductions
(4) Regulatory capital under fully loaded rules; includes AT1 and T2 capital issued out of subsidiaries to third parties which is eligible until YE 2021 according to the FSB term sheet

Deutsche Bank
Investor Relations
Q1 2018 Fixed Income Investor Call
2 May 2018
13

Funding sources to TLAC reconciliation

As of 31 March 2018, € bn



200.7
Covered bonds
22.3
Structured notes
25.6
Plain-vanilla senior debt
74.6
AT1/T2
16.0
Shareholder's Equity
63.4
(22.3)
(25.6)
(10.5)
(2.3)
(17.3)
+0.6
124.4
61.7
0.6
14.8
47.3
Plain-vanilla senior debt
TLAC adjustments
AT1/T2(5)
CET1(5)
Funding Sources
TLAC excluded liabilities
Senior plain vanilla debt < 1 year(1)
Other adjustments to senior plain-vanilla debt(2)
Regulatory capital adjustments(3)
TLAC (capital) adjustments(4)
Total TLAC

Note: Figures may not sum due to rounding differences

(1) Funding sources view: < 1 year based on contractual maturity and next call/put option date of issuer/investor in line with WSF note; Instruments with issuer call options still qualify for TLAC

(2) Deduction of non TLAC eligible seniors (legacy non-EU law bonds; Postbank issuances; treasury deposits); recognition of senior plain-vanilla debt with issuer call options < 1 year; recognition of hedge accounting effects in line with IFRS accounting standards for DB Group; deduction of own holdings of DB's eligible senior plain-vanilla debt

(3) Regulatory capital deductions items (e.g. goodwill & other intangibles, DTA), regulatory maturity haircuts and minority deductions for T2 instruments

(4) TLAC eligible capital instruments not qualifying as fully loaded regulatory capital; add-back of regulatory maturity haircut for T2 instruments with maturity > 1 year; G-SIB TLAC holding deduction

(5) Regulatory capital under fully loaded rules; includes AT1 and T2 capital issued out of subsidiaries to third parties which is eligible until 2021YE according to the FSB term sheet

Deutsche Bank
Investor Relations

Q1 2018 Fixed Income Investor Call
2 May 2018

19